
October 12, 2021

Jason Katz
Chief Executive Officer
Paltalk,Inc.
30 Jericho Executive Plaza, Suite 400E
Jericho, NY 11753

> **Re: Paltalk, Inc.**
> **Registration Statement on Form S-3**
> **Filed on October 5, 2021**
> **File No. 333-260063**

Dear Mr. Katz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Haden